06016905

aflease gold

It's a gold mine!

P O Box 262 • Dunnottar • 1590it
Block A • Empire Park • 55 Empire Rd • Parktown • Gauteng • South Africa
tel 27 11 814 4290 **fax** 27 11 814 7975

23 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

File No: 82-1798

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH. D.C. 185 SECTION

Dear Sir/Madam,

<u>Re: Submission of Public Information</u>

We hereby submit on behalf of The Afrikander Lease Limited all information made public from 13 March 2006 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Should you require further information, please do not hesitate to contact us.

Kind Regards,

Christine Bannerman
Company Secretary
Aflease Gold Limited

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Dev 9/19

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Release Date: 2006/03/13 10:22:00 AM

Aflease Gold Limited - Announcement

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")
13th March 2006

Aflease Gold announces success in its applications for a prospecting licence in Namibia and prospecting rights in South Africa.

Aflease Gold Limited was pleased to announce today that an Exclusive Prospecting License was issued by the Ministry of Mines and Energy of Namibia to its wholly owned Namibian subsidiary, Etendeka Prospecting and Mining Co (Pty) Ltd. The license is for base and rare metals, precious metals and precious stones and expires on 12 December 2008.

The area covered by the license measures 65 685 ha and is situated in the district of Outjo in northwestern Namibia.

Exploration work in the general area during the nineteen seventies and eighties was mainly directed towards copper and gold mineralisation within meta sedimentary and volcanic rocks of the Khoabendus Group.

During recent years various geological features associated with Iron Oxide Copper Gold (IOCG) deposits were identified that triggered a new interest in the economic potential of the area. Copper and gold mineralisation was reported to be present within late-stage, porphyritic, high heat production granite of the Kaross Granite Suite.

A comprehensive exploration programme is envisaged to be conducted in the area with the main objective to locate IOCG deposits in the granitic rocks.

Meanwhile, Aflease Gold is also pleased to announce that it has been granted New Order Prospecting Rights for three areas in South Africa:

- A New Order Prospecting Right has been granted for Area 6 of the Sub Nigel property on the East Rand. This covers various portions of the following farms: Zonnestraal 163 IR, Withok 131 IR, Spaarwater 171 IR and Vlakfontein 161 IR. The total area is 3 860 hectares.
- A New Order Prospecting Right has been granted for Areas 4 and 5 of the Sub Nigel property. This covers certain portions of the farms Vlakfontein 161 IR, Zonnestraal 163 IR and Spaarwater 171 IR, measuring 2 643 hectares.
- A New Order Prospecting Right has been granted for the Holfontein property. This 4 000 hectare property is adjacent to Aflease Gold's flagship Modder East project, and is also on the East Rand.

Said Aflease Gold CEO Neal Froneman:

"Each of these prospecting licences in Namibia, and the prospecting rights in South Africa, is significant, as they effectively mean that we can set to work exploring the properties and assessing the level of endowment.

"It is significant that we now have the go ahead for our exploration project in Namibia, which represents the first step in growing Aflease Gold from a purely South African company into a regional player.

"Meanwhile, the New Order Prospecting Rights for Areas 4, 5 and 6 of Sub Nigel and for Holfontein - will allow us to move forward in assessing the potential of those properties in the world renowned East Rand Basin.

"Although there has been extensive mining activity on the East Rand over the years, there was very little exploration."

Note: Aflease Gold trades as AFO on the JSE Ltd. It was formed in January 2006 through the reverse takeover of Sub Nigel by the New Kleinfontein Mining Company, itself a wholly-owned subsidiary of sxr Uranium One. Uranium One owns 80% of Aflease Gold.

Contact: Neal Froneman 011 482 3605
John Fraser 082 331 7330

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Release Date: 2006/03/16 02:21:00 PM

Aflease Gold Limited - Trading Statement

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO   ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")
TRADING STATEMENT
Shareholders are advised that it is expected that the loss and headline loss for the six months ended 31 December 2005 will be between 380% to 400% and 230% to 250% higher respectively, than those of the previous comparative period. The major contributors to the increased losses, which were established off a low activity base, were an increase in mining and development costs, the expensing of share options in terms of IFRS 2, costs incurred on the acquisition of New Kleinfontein Mining Company Limited, and the impairment of mineral rights.
Aflease Gold's interim financial results for the six months ended 31 December 2005, which will contain
details of the impact of adopting IFRS, are expected to be published on or about 22 March 2006.
The information contained in this trading statement has not been reviewed or reported on by the Company's auditors.
Johannesburg
16 March 2006
Sponsor
Nedbank Capital
.
Date: 16/03/2006 02:21:05 PM Produced by the JSE SENS Department

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Release Date: 2006/03/24 02:50:00 PM

Aflease Gold - Unaudited interim financial results for the 6 months ended

31 December 2005
Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Ltd)
(Incorporated in the Republic of South Africa)
Share Code: AFO (JSE)
(Registration number 1984/006179/08)
ISIN: ZAE000075867
("Aflease Gold" or "the Company")
AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MININGCOMPANY LTD)
UNAUDITED INTERIM ABRIDGED FINANCIAL RESULTS FOR THE 6 MONTHS ENDED 31 DECEMBER 2005
INCOME STATEMENT

		Group	
		Restated	
	Unaudited	Unaudited	Restated
	6 months to	6 months to	12 months to
	31 December	31 December	30 June
	2005	2004	2005
	R'000	R'000	R'000
Revenue	701	-	-
Cost of sales	(1,642)	-	-
Gross profit / (loss)	(941)	-	-
Other income	15	221	-
Other expenditure	(3,854)	(1,630)	(3,528)
Employee share options	(988)	-	(639)
Operating Loss	(5,768)	(1,409)	(4,167)
Investment income	145	18	30
Impairment of mining assets	(2,506)	-	(24.229)
Finance costs	(63)	(7)	(22)
Loss before taxation	(8,192)	(1,398)	(28,388)
Taxation	-	-	(54)
Loss after taxation	(8,192)	(1,398)	(28,442)
Loss per share (cents)	(10.25)	(2.08)	(40.58)
Headline loss per share (cents)	(7.12)	(2.08)	(6.01)
Diluted loss per share (cents)	(9.36)	(2.08)	(35.01)
Number of shares in issue	85,152,970	71,126,486	73,752,920
Weighted average number of shares in issue	79,891,052	67,259,706	70,091,531

BALANCE SHEET

		Group	
	Unaudited	Unaudited	Restated
	6 months to	6 months to	12 months to
	31 December	31 December	30 June
	2005	2004	2005
	R'000	R'000	R'000
ASSETS			
Non-current assets	4,809	30,688	7,074
Mining assets	2,610	26,305	2,610
Mining rights	2,109	4,373	4,373
Property, plant and equipment	90	10	91
Current Assets	11,833	2,816	1,786
Inventory	-	-	53
Trade and other receivables	66	108	558
Cash and cash equivalents	11,767	2,708	1,175
Total assets	16,642	33,504	8,860

EQUITY AND LIABILITIES

Capital and reserves	14,681	32,827	8,233
Stated capital	50,427	33,524	35,787
Option Reserves	187	-	187
Accumulated profit / (loss)	(35,933)	(697)	(27,741)
Non-current liability	181	181	181
Current liabilities	1,780	496	446
Provision for rehabilitation	213	150	150
Trade and other payables	1,567	346	296
Total equity and liabilities	16,642	33,504	8,860

STATEMENT OF CHANGES IN EQUITY

	Unaudited Stated Capital R'000	Unaudited Option Reserve R'000	Unaudited Accumulated (Loss) / Profit R'000	Unaudited Total R'000
Group				
Balance at 1 July 2004	30,428	-	701	31,129
Share issues	5,359	187	-	5,546
Net loss for the period	-	-	(28,442)	(28,442)
Balance 30 June 2005	35,787	187	(27,741)	8,233
Share issues	14,640	-	-	14,640
Net loss for the period	-	-	(8,192)	(8,192)
Balance at 31 December 2005	50,427	187	(35,933)	14,681
Company				
Balance at 1 July 2004	30,618	-	692	31,310
Share issues	5,359	187	-	5,546 0
Net loss for the period	-	-	(28,409)	(28,409)
Balance at 30 June 2005	35,977	187	(27,717)	8,447
Share issues	14,640	-	-	14,640
Net loss for the period	-	-	(8,171)	(8,171)
Balance at 31 December 2005	50,617	187	(35,888)	14,916

CASHFLOW STATEMENT

	Group Unaudited 6 months to 31 December 2005 R'000	Unaudited 6 months to 31 December 2004 R'000	Audited 12 months to 30 June 2005 R'000
Cash (utilised by) operating activities	(2,807)	(1,338)	(4,068)
Cash utilised by operations	(4,768)	(1,404)	(3,578)
Investment income	145	18	30
Utilised to increase / (decrease) working capital	1,816	55	(498)
Net cash (utilised by) operating activities	(2,807)	(1,331)	(4,046)
Finance costs	-	(7)	(22)
Cash (expended on) retained from investment activities	(253)	1	(613)
Additions to property, plant and equipment	(11)	(2)	(79)
Proceeds from sale of property, plant and equipment	-	3	-
Additions to mining assets	(242)	-	(534)
Cash flow from finance activities	13,652	3,096	4,907
Proceeds from issue of share capital	13,652	3,096	4,720
Increase / (decrease) in long term liabilities	-	-	187
Movement of cash and cash equivalents	10,592	1,759	226
Cash and cash equivalents at	1,175	949	949

beginning of year			
Cash and cash equivalents at end of period	11,767	2,708	1,175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005

1. BASIS OF PREPARATION:

These abridged consolidated interim financial statements are unaudited and have not been reviewed by our auditors. These abridged consolidated interim financial statements of Aflease Gold Limited (previously Sub Nigel Gold Mining Company Ltd) and its subsidiaries are for the six months ended 31 December 2005. They have been prepared in accordance with IAS 34, Interim Financial Reporting, and are covered by International Financial Reporting Standard ("IFRS") 1, First-time Adoption of IFRS, because they are part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2006 (this will be an 18 month reporting period).

These abridged consolidated interim financial statements were prepared in accordance with South Africa's Generally Accepted Accounting Principles ("SA GAAP") until 30 June 2005. SA GAAP differs in some areas from IFRS.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. There were no areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the abridged consolidated interim financial statements.

1.1 Transition to IFRS

The Group's financial statements for the 18 months ending 31 December 2006 will be the first annual financial statements that comply with IFRS. The IFRS transition date is 1 July 2004. The Group prepared its opening IFRS balance sheet at that date.

There were no significant changes to the Group's opening IFRS balance sheet. There was no impact on the reported cash flows of the group. There was also no impact on the previously reported results for the 6 months to 31 December 2004 or the previously reported financial position at 31 December 2004.

The reporting date of these abridged consolidated interim financial statements is 31 December 2005. The Group's IFRS adoption date is 1 July 2005. In preparing these abridged consolidated interim financial statements in accordance with IFRS1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. The Group has elected to apply the following optional exemptions from full retrospective application.

- Business combinations exemption

The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 July 2004 transition date.

- Exemption from restatement of comparatives for IAS 32 and IAS 39.

The Group elected to apply this exemption.

- Fair value or revaluation as deemed cost for property, plant and equipment and intangible assets.

The Group elected to apply this exemption.

- Changes in existing, decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment.

The Group elected to apply this exemption.

2. DETAILS OF IFRS ADJUSTMENTS

Share options were granted to employees under an employee share incentive on 15 March 2005. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not previously result in any expense in the income statement, but only to a dilution in earnings per share when the shares were issued. The group now recognises an expense in the income statement, with a corresponding credit to equity, representing the value of employee share options granted, recognised on a straight-line basis over the vesting periods of the options in accordance with the requirements of IFRS 2 Share based payments.

Reconciliation of Loss for the year ended 30 June 2005

	Unaudited Previous GAAP to IFRS R'000	Unaudited Effect of transition IFRSs R'000	Unaudited R'000
Revenue	-	-	-
Expenditure	(3,528)	(639)	(4,167)
Operating Loss	(3,528)	(639)	(4,167)

Investment Income	30	-	30
Impairment of mining assets	(24,229)	-	(24,229)
Finance costs	(22)	-	(22)
Loss before taxation	(27,749)	(639)	(28,388)
Taxation	(54)	-	(54)
Loss after taxation	(27,803)	(639)	(28,442)

Reconciliation of Assets, Liabilities And Equity for the year ended 30 June 2005

	Assets R'000	Liabilities R'000	Equity R'000
Previous GAAP	8,860	(446)	(8,233)
Increase in stated capital (IFRS 2 - share option scheme)	-	-	(639)
Increase in accummulated loss (IFRS 2 - Share option scheme)	-	-	639
Balance reported under IFRS	8,860	(446)	(8,233)

3. ADDITIONAL INFORMATION TO THE FINANCIAL RESULTS

	Unaudited 6 months to 31 December 2005 R'000	Group Restated Unaudited 6 months to 31 December 2004 R'000	Restated 12 months to 30 June 2005 R'000
Reconciliation of basic loss to headline loss			
Basic Loss	(8,192)	(1,398)	(28,442)
Adjusted with:			
- Impairment of mining assets	2,506	-	24,229
Headline earnings	(5,686)	(1,398)	(4,213)
Reconciliation of weighted average number of shares and diluted average number of shares			
Weighted average number of shares	79,891,052	67,259,706	70,091,531
Adjusted wiith:			
- Share incentive scheme	7,600,000	-	11,150,000
Diluted average number of shares	87,491,052	67,259,706	81,241,531

4. DIRECTORS AND COMPANY SECRETARY

During the period under review and to the date of this report, the following changes have occurred:

During the period under review the following changes have occurred:

Directors

The following directors resigned:

On 19 August 2005 - Mr ST Ward *

On 23 January 2006 - Mr AC Reynolds *, Mr PSG Glyn **, Mr HG Veldsman **

The following directors were appointed:

On 13 July 2005 - Mr S Swana **

On 23 January 2006 - Mr S Zungu **, Mr NJ Froneman *, Mr DJ Nortier *, Mr R van Niekerk *, Mr KV Dicks **, Ms S Maziya **, Mr PB Kruger **

* Executive Director

** Non-Exectuive Director

Company secretary

Ms F van Wyk (resigned 11 November 2005), Statucor (Pty) Ltd (appointed 11 November 2005, resigned 10 January 2006),
Ms C Bannerman (appointed 23 January 2006).

5. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

5.1 Merger with New Kleinfontein Gold Mining Company (Pty) Ltd

At a special meeting held on 10 January 2006 the shareholders voted in favour of a merger of New Kleinfontein Gold Mining Company (Pty) Ltd, a wholly owned subsidiary of sxr Uranium One Inc, and was renamed Aflease Gold Ltd. The issued share capital increased from 85 152 970 to 426 644 600 as a result of this transaction.

COMMENTARY

FINANCIAL RESULTS

The merger between Sub Nigel and New Kleinfontein Mining Company was completed in January 2006, so the figures under review pre-date the transaction, refer only to the activities of Sub Nigel, and do not incorporate activities around our flagship Modder East project.

There was a small loss after taxation for the 6 months ended 31 December 2005 of R8,192m, a 486% increase on the loss of

R1,398m for the previous comparable period.
The major contributors to the increased loss were an increase in mining and development costs (R1,642m), the expensing of share options in terms of IFRS 2 (R0,988m), merger costs incurred on the transaction with New Kleinfontein Gold Mining Company (Pty) Ltd and the impairment of mineral rights (R2.506m).
During the period under review, sweeping and vamping operations at Sub Nigel continued on a minor scale. These marginal activities were stopped following the merger.
The Group has impaired the balance of the mining assets carried on the Ventersburg project in the Free State (R2,506m), as these resources are not yet SAMREC compliant.
The Group plans an exploration programme to assess the potential of this asset, in the belief that this is a highly prospective exploration target.
Since the share options were only issued to employees on the 15th of March 2005 there was no comparable expense for the R0,998m in the 6 month reporting period ended 31 December 2004. Other expenditure of R3,854m was 136% higher than the R1,630m figure for the second half of 2004. This expenditure included the costs of the merger between Sub Nigel and New Kleinfontein Mining Company.
CREATION OF AFLEASE GOLD
Shareholders of Sub Nigel voted on 10th January by 99.63% in favour of the merger with NKMC. The transaction was completed at the end of January 2006.
Aflease Gold is 79% owned by sxr Uranium One.
BUSINESS PROSPECTS
As announced on 7 February 2006 the results of the drilling programme for the feasibility study performed in the Modder East reserve base have provided further confidence in the quality and quantity of the ore body and have expanded the areas where gold can be mined profitably.
A feasibility study on Modder East is due in the second quarter, which will enable the Group to embark on the raising of funds for the development of the mine.
The Group has been successful in its applications for a prospecting license in Namibia and prospecting rights in South Africa.
Shareholders are referred to the SENS announcement published on 13 March 2006 for full details in this regard.
The exploration programme at Sub Nigel is expected to be expanded aggressively during March 2006 and the results of the bankable feasibility study are expected during the second quarter.
Signed on behalf of the Board:

NJ Froneman	DJ Nortier
(Chief Executive Officer)	(Chief Financial Officer)

Johannesburg
24 March 2006
Transfer Secretaries
Computershare Investor Services 2004 (Pty) Ltd.
70 Marshall Street
Marshalltown, 2107
Registered Office
Aflease Gold Ltd
No. 1 Shaft
Sub Nigel, 1490
Sponsor
Nedbank Capital
Disclaimer
Statements made in this announcement with respect to Aflease Gold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performances of Aflease Gold. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease Gold cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease Gold assumes no obligation to update information of this release.
Date: 24/03/2006 02:50:11 PM Produced by the JSE SENS Department

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Release Date: 2006/05/09 04:00:00 PM

Aflease Gold Limited - Three additional prospecting rights granted

Aflease Gold Limited (Formerly Sub Nigel Gold Mining Company Ltd)
(Incorporated in the Republic of South Africa)
Share Code : AFO (JSE)
(Registration number 1984/006179/08)
ISIN: ZAE000075867
("Aflease Gold" or "the Company")
Three additional prospecting rights granted
Johannesburg: Aflease Gold today announced that three additional prospecting rights for properties in the East Rand have been granted in terms of Section 17 of the Minerals and Petroleum Resources Development Act, Act 28 of 2002.
The new rights, which will enable the company to step up its exploration programme, are as follows.
The Holfontein prospecting right covering the Farm Holfontein 71 IR in the Magisterial District of Springs (2180.5 hectares)
The Turnbridge prospecting right covering various portions of the Farm Rietfontein 115 IR, the remaining extent of the Farm Benoni 77 IR and the remaining extent of portion 1 and 82 of the Farm Kleinfontein 67 IR in the Magisterial district of Brakpan and Benoni (1315.5 hectares)
The Sub Nigel area 6 prospecting right covering various portions of the Farms Zonnestraal 163 IR, Withok 131 IR, Spaarwater 171 IR, Vlakfontein 161 IR and Tsakane 260 IR in the Magisterial district of Nigel (3860.5 hectares)
These 3 prospecting rights add to the existing Sub Nigel area 4 and 5 prospecting right, also in the East Rand.
In total all 4 prospecting rights secure Aflease Gold an area of 10 000 hectares in the East Rand to undertake prospecting activities over the next 5 years.
In addition to the prospecting rights in South Africa, Aflease Gold also has an exclusive prospecting licence for 65 000 hectares in Namibia.
It is anticipated that by the end of May 2006 Aflease Gold will have been granted the Sub Nigel Area 1,2 and 3 mining right in the East Rand and the Ventersburg prospecting right in the Free State.
Said Aflease Gold CEO Neal Froneman:
"We have a dedicated team of experts which is busy securing all the necessary rights to enable us to fully assess the potential of all our properties on the East Rand basin and elsewhere. I have said before that I believe there are important gold deposits which were not mined in the first wave of activity in the bountiful region of the East Rand Basin, and we are now in a position to move forward with further exploration."
The deposits targeted by Aflease Gold are near-to-surface, high margin gold reserves, similar to those at Modder East.
Aflease Gold was created in January 2006 through the reverse takeover of Sub Nigel Limited by the New Kleinfontein Mining Company Limited, itself a 79%-owned subsidiary of TSX and JSE listed sxr Uranium One.

Contact: Neal Froneman 083 628 0226
John Fraser 082 331 7330
Carol Smith 082 338 2228

Date: 09/05/2006 04:00:08 PM Produced by the JSE SENS Department

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Release Date: 2006/05/18 07:00:00 AM

Aflease Gold Limited - Aflease Gold Commences Construction at Modder East

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Ltd)
(Incorporated in the Republic of South Africa)
Share Code : AFO (JSE)
(Registration number 1984/006179/08)
ISIN: ZAE000075867
("Aflease Gold" or "the Company")
Aflease Gold Commences Construction at Modder East
Johannesburg, South Africa: Aflease Gold Limited (JSE: AFO) has announced that its Board has approved the commencement of the initial phase of the construction of the Modder East Gold Mine located near the Town of Springs on the East Rand. Activities under the 20 million Rand program approved by the Aflease Gold Board include site clearing and box cut excavation. The program also includes the selection and training of workers, the provision of basic services and surface infrastructure and the purchase of trackless development equipment for the decline. A sod turning ceremony, to mark the commencement of the box cut, is due to take place today at the Modder East Project site.
The decision to fast track the Project reflects the confidence of the Aflease Gold Board in the robust nature of the Project, based on internal work recently done by the Company in connection with the preparation of a formal feasibility study for the Project. The feasibility study will be audited by the Company's independent engineering consultants, SRK Consulting. Assuming the study confirms Aflease Gold's own assessment of the Project, formal approval to proceed with further Project construction and financing will be sought from the Aflease Gold Board, and the Board of its parent company, sxr Uranium One.
Neal Froneman, CEO of Aflease Gold and CEO and President of sxr Uranium One, said: "I am very gratified by the decision to get moving and by the confidence shown in the Project by the Aflease Gold Board. The decision is also a testament to three years of hard preparatory work on the project by our Modder East technical team. I look forward to completing the board approval process in July and thereafter to the completion of the first new gold mine to be developed in the East Rand in over two decades."
The projected Modder East mine would employ in excess of 1,000 people, the majority of whom would be drawn from local communities. Further details on the Project, including final projected capital expenditures and operating costs, will be made available following completion of the feasibility study.
* * *
Aflease Gold Limited is a South African gold exploration and development company listed on the Johannesburg stock exchange. Aflease Gold owns the Modder East Gold Project as well as the South African gold assets of the former Sub Nigel Gold Mining Company. Aflease Gold Limited is owned as to approximately 79% by TSX and JSE-listed sxr Uranium One Inc.
For further information please contact:

Neal Froneman	Carol Smith	Don Falconer
Chief Executive Officer	Investor Relations	Vice President, Investor Relations
Tel: + 27 11 482-3605	Tel: + 27 11 482-3605	Tel: +1 416 350-3657

Cautionary note concerning forward-looking statements: Certain of the information contained in this news release constitutes "forward-looking statements". Such forward-looking statements include the Corporation's expectations related to the future growth of Aflease Gold Limited, as well as market fluctuations. Forward-looking statements are not statements of historical fact and involve known and unknown risk and uncertainties which are beyond the ability of the Corporation to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.
Date: 18/05/2006 07:00:03 AM Produced by the JSE SENS Department

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Release Date: 2006/05/24 12:46:00 PM

Aflease Gold appoints new Senior Geologist

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO   ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")
News Release
Aflease Gold appoints new Senior Geologist
For Immediate Release - Johannesburg: 24th May 2006. Aflease Gold (JSE; AFO; Nasdaq; AFSGY) is pleased to announce that Warwick Bullen has joined as Vice President, Geology and Exploration.
Mr Bullen is an economic geologist with over 18 years of international experience. He has managed mineral exploration projects in Ghana, Eritrea, Botswana and Malawi and consulted on projects in Ethiopia and Jordan. While his exploration focus has been mainly on gold projects, he also has considerable experience in the base metals and platinum sectors. He was the Ore Reserve Manager on Harmony Gold Mine, South Africa, from 1995 to 1997 and was the Senior Mining Advisor/Mineral Economist to the Government of the Northwest Territories, Canada, from 2000 to 2004. His career began with the South African Council for Geoscience, where he was made Deputy Manager - Metallogenic Mapping.
Mr Bullen';s experience ranges from grassroots exploration through projects evaluation to financial modelling. He played an important role in the discovery of the Highbury Lithium deposit in South Africa, identified the first primary occurrence of gold mineralisation in Jordan and was instrumental in the discovery of a number of new, potentially economic gold deposits in Ethiopia.
Mr Bullen holds a Master of Science degree in Economic Geology from Rhodes University, South Africa. He is widely published in scientific and technical journals and is a regular speaker at conferences around the world.
For further information please contact:

Neal Froneman	Carol Smith	Robert van Niekerk
Chief Executive Officer	Investor Relations	COO Aflease Gold
Tel: +27 11 482 3605	Tel: +27 11 482 3605	Tel: +27 82 442 9850

Date: 24/05/2006 12:45:49 PM Produced by the JSE SENS Department

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Release Date: 2006/05/30 12:39:00 PM

Aflease Gold Limited - Cautionary Announcement

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that Aflease Gold has entered into negotiations which if successfully concluded may have a material effect on the price of the Company's shares. Accordingly, shareholders are advised to exercise caution when dealing in the Company's shares until a full announcement has been made.
Johannesburg
30 May 2006
Investment bank and sponsor
Nedbank Capital
Date: 30/05/2006 12:39:03 PM Produced by the JSE SENS Department

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Release Date: 2006/06/23 12:07:00 PM

Aflease Gold - Share Swap Transaction

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")

SHARE SWAP TRANSACTION BETWEEN AFLEASE GOLD, TRINITY ASSET MANAGEMENT (PROPRIETARY) LIMITED AND TRINITY HOLDINGS (PROPRIETARY) LIMITED

1. Introduction

Shareholders are referred to the cautionary announcement released on SENS on 30 May 2006, and are advised that Aflease Gold has concluded a share exchange agreement (the "Share Swap Agreement") with Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited (collectively, "Trinity").

Under the Share Swap Agreement, subject to certain conditions, Aflease Gold will acquire from Trinity not less than 7 500 000 and not more than 13 000 000 ordinary shares of Randgold and Exploration Limited ("Randgold"), the exact number of such Randgold shares within such range (the "Trinity Swap Shares") to be determined by Aflease Gold in its discretion, in exchange for the issuance of a number of Aflease Gold ordinary shares (the "Aflease Gold Swap Shares"), equal to not less than 7 and not more than 10 times the number of Trinity Swap Shares (the "Share Swap Transaction").

2. Terms of the Share Swap Transaction

Aflease Gold will acquire the Trinity Swap Shares against the allotment and issue to Trinity of the Aflease Gold Swap Shares. The Share Swap transaction will take place in two tranches, the details of which are as follows:

2.1 First Tranche

Aflease Gold shall allot and issue to Trinity, which shall subscribe for, the first tranche of the Aflease Gold Swap Shares, being that number of Aflease Gold shares equal to 7 times the number of Trinity Swap Shares between 7 500 000 and 13 000 000 which Aflease Gold elects to acquire, against delivery by Trinity to Aflease Gold of such Trinity Swap Shares.

Closing of the first tranche will take place on the fifth business day after the fulfilment of the conditions precedent to such closing specified in the Share Swap Agreement.

2.2 Second Tranche

Aflease Gold shall allot and issue to Trinity, which shall subscribe for, the second tranche of the Aflease Gold Swap Shares, being that number of Aflease Gold shares equal to a multiple between zero and 3 of the Trinity Swap Shares acquired on the closing of the first tranche based on Randgold's net asset value per share when the same is finally determined for the purposes of the Share Swap Agreement. Under the Share Swap Agreement, the number of Aflease Gold Swap Shares issued on the closing of the second tranche will be between zero (if such net asset value per share is less than R 14,70) and 3 times the number of the Trinity Swap Shares acquired on the closing of the first tranche (if such net asset value per share is more than R 21,00).

Closing of the second tranche will take place on the fifth business day after the date on which Randgold's net asset value per share is finally determinable in accordance with the provisions of the Share Swap Agreement.

2.3 The Share Swap Agreement also provides that Aflease Gold will have the right, among other things, to cause the withdrawal of legal proceedings instituted by Trinity for the liquidation of Randgold and the JCI Limited Group ("JCI").

3. Rationale for the Transaction

If the Share Swap Transaction is completed, Aflease Gold will acquire between 10% and 17,4% of the issued ordinary shares of Randgold. This interest would complement the 12% interest in Randgold held by sxr Uranium One Inc. ("Uranium One"), which holds approximately 79% of Aflease Gold's issued ordinary shares (cumulatively between approximately 22% and 29,4% after giving effect to the Share Swap Transaction).

The Share Swap Transaction will increase Aflease Gold's asset base, give the company additional financing flexibility to develop its assets and enhance the liquidity of its ordinary shares. In addition, the combined interest in Randgold of Aflease Gold and Uranium One is expected to enable the two companies to play a significant role in facilitating a resolution of the claims between Randgold and JCI in a fair and equitable manner.

Aflease Gold intends to hold its Randgold shares for investment purposes pending satisfactory resolution of the claims by and against Randgold. In that regard, Aflease Gold intends to be supportive of all steps directed at securing full value for Randgold's shareholders, whether through the sale or liquidation of its investments, including its shares in Western Areas, or otherwise.

Randgold's JSE Limited ("JSE") and NASDAQ listings were suspended in 2005 and a forensic investigation into its affairs is still ongoing. Randgold continues to hold an attractive portfolio of mineral rights and investments in mining and mineral exploration companies, including a 3,5% equity interest in Western Areas Ltd. Western Areas holds a 50% joint venture interest in the South Deep gold mine. Western Area's attributable share in the defined mineral resources of South Deep, consists of a measured resource of 3,96 million ounces and an indicated resource of 29,58 million ounces. JCI holds a 24,9% equity interest in Western Areas.

4. Conditions Precedent

The Share Swap Transaction is subject to the fulfilment of, inter alia, the following conditions precedent:

* Aflease Gold shareholders approving an increase in the authorised share capital of the Company from 475 000 000 to not less than 1 225 000 000 Aflease Gold shares through the creation of not less than 750 000 000 new Aflease Gold shares;
* The JSE granting all the necessary approvals for and/or in connection with the implementation of the Share Swap and the listing on the JSE of the Aflease Gold Swap Shares;
* The board of directors of JCI confirming, to the satisfaction of the Aflease Gold board of directors, that the unconditionally recoverable net indebtedness of JCI and/or the JCI subsidiaries to Randgold and/or its subsidiaries in respect of the claims of Randgold which are subject to a mediation agreement between Randgold and JCI is not less than R1 100 000 000 in the aggregate; and
* Aflease Gold receiving an irrevocable written commitment to vote all of the Aflease Gold shares held by Uranium One in favour of the increase in the authorised share capital.

5. Warranties

Certain warranties which are normal in a transaction of this nature have been provided by the parties.

6. Financial Effects

The unaudited financial effects of the Share Swap are in the process of being finalised and will be published in due course

7. Categorisation

In terms of section 9.5 of the Listings Requirements of the JSE, the Share Swap Transaction is regarded as a category 2 transaction.

8. Circular to Aflease Gold Shareholders

Subject to the approval by the JSE, a circular containing full details of the Share Swap will be posted to Aflease shareholders within 28 days of this announcement.

A circular containing full details of the increase in authorised share capital together with the notice convening the required general meeting of Aflease Gold shareholders to approve the same will posted separately in due course.

9. Cautionary Announcement
Shareholders are reminded to continue to exercise caution when dealing in Aflease Gold's shares, until the financial effects have been announced.

Johannesburg
23 June 2006

Investment Bank and Sponsor	Attorneys	Reporting accountants
Nedbank Capital	Deneys Reitz	Ernst & Young

Date: 23/06/2006 12:07:22 PM Produced by the JSE SENS Department

82-1798

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Release Date: 2006/06/23 12:58:00 PM

Aflease Gold announces the acquisition of Randgold and Exploration shares

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")
Johannesburg, South Africa June 23 - sxr Uranium One Inc. (Uranium One) today announced the purchase by its 79% held Aflease Gold Limited (Aflease Gold) subsidiary of an approximate 10% to 17.4% stake in Randgold and Exploration Ltd. (Randgold).
This will bring the total percentage of shares held by both Uranium One and Aflease Gold to between 22% and 29.4%.
The Share Swap Transaction will increase Aflease Gold's asset base, give the company additional financing flexibility to develop its assets and enhance the liquidity of its ordinary shares. In addition, the combined interest in Randgold of Aflease Gold and Uranium One is expected to enable the two companies to play a significant role in facilitating a resolution of the claims between Randgold and JCI in a fair and equitable manner.
Aflease Gold intends to hold its Randgold shares for investment purposes pending satisfactory resolution of the claims by and against Randgold. In that regard, Aflease Gold intends to be supportive of all steps directed at securing full value for Randgold's shareholders, whether through the sale or liquidation of its investments, including its shares in Western Areas, or otherwise.
The Transaction is dependent on a few conditions precedent including the settlement by Randgold and JCI of the outstanding claims with one another.
Until all settlements between Randgold and JCI have been concluded, Aflease Gold will hold in escrow 30% of those shares with which it is funding the Transaction.
Said Aflease Gold CEO Neal Froneman (who is also President and CEO of Uranium One):
"While the recent history of Randgold and Exploration has been a troubled one, we believe the company has a worthy asset in terms of its claims against JCI and in its investment in Western Areas. This Transaction will enable Aflease Gold to play a central role in the settlement of the current disputes, with the aim of securing full value for all shareholders of Randgold and Exploration. We would not be uncomfortable if at the end of this process we were to end up with a direct stake in Western Areas. This would boost the growth of Aflease Gold, and would help to position us as an important future player in the gold industry in Southern Africa."
sxr Uranium One currently owns 12% of Randgold.
About sxr Uranium One
sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the Johannesburg stock exchange. The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, as well as a number of exploration projects. The Corporation holds a 79% interest in Aflease Gold Limited, which owns the Modder East gold project in South Africa. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.
About Aflease Gold
Aflease Gold was formed in January this year through the reverse takeover of Sub Nigel Limited by the New Kleinfontein Mining Company, which was itself a 100% owned subsidiary of Uranium One. Aflease Gold has a primary listing on the JSE Limited (Johannesburg Stock Exchange) and an ADR programme with the Bank of New York.

For further information please contact:

Neal Froneman	John Fraser	Chris Sattler
Chief Executive Officer	Corporate Communications	Vice President, Investor Relations
Tel: + 27 11 482-3605	Tel: + 27 11 482-3605	Tel: +1 416 350-3657

Cautionary note concerning forward-looking statements: Statements in this release that are not historical facts are "forward-looking statements" involving known and unknown risk and uncertainties which are beyond the ability of the Corporation to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.

Date: 23/06/2006 12:57:45 PM Produced by the JSE SENS Department

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Release Date: 2006/08/08 04:58:00 PM

Aflease Gold Limited - Trading Statement

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")

TRADING STATEMENT

Shareholders are advised that it is expected that the loss and headline loss for the 12 months ended 30 June 2006 are expected to be between 2.36 - 2.46 cents per share. Sub Nigel Gold Mining Company Limited reported a loss and headline loss of R27.8 million and loss and headline loss per share of 37.70 cents per share for the comparable period ended 30 June 2005.

During the current financial year Aflease Gold changed its year end to December and therefore the current financial year will be an 18 month reporting period. Aflease Gold's interim financial results for the 12 months ended 30 June 2006, which will contain details of the impact of adopting IFRS 3, are expected to be announced on or about 14 August 2006.

The information contained in this trading statement has not been reviewed or reported on by the Company's auditors.

Sandton
8 August 2006
Sponsor
Nedbank Capital

Date: 08/08/2006 04:58:35 PM Produced by the JSE SENS Department

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82-1478

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Release Date: 2006/08/14 11:11:00 AM

Aflease Gold Ltd - Interim Results For The 12 Months Ended 30 June 2006

Aflease Gold Ltd
Share code: AFO (JSE)
Registration number: 1984/006179/08)
ISIN: ZAE000075867
AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD)
UNAUDITED INTERIM RESULTS FOR THE 12 MONTHS ENDED 30 JUNE 2006

Summarised Group Balance Sheet	Notes	Unaudited 30 June 2006 R'000	Unaudited 30 June 2005 R'000	Audited 31 December 2005 R'000
ASSETS				
Non-current assets				
Property, plant and equipment				
Mine development costs and mine plant facilities		10,003	-	-
Undeveloped properties		114,015	4,096	3,844
Other		136	-	-
Asset retirement fund		681	635	656
Other investments		68	-	-
Amounts due from related parties		46	5,110	5,677
		124,949	9,841	10,177
Current assets				
Cash and cash equivalents		31,048	209	219
Receivables and prepayments		3,091	631	670
Inventories		-	-	
Short term investments		-	-	
		34,139	840	889
Total assets		159,088	10,681	11,066
SHAREHOLDERS' EQUITY				
Share capital and share premium		148,853	16,270	16,270
Contributed surplus		-	-	
Option reserve		-	-	
Accumulated deficit		(30,069)	(20,798)	(21,465)
		118,784	(4,528)	(5,195)
LIABILITIES				
Non-current liabilities				
Amounts owing to related parties		3,422	13,728	14,958
Asset retirement obligation		1,345	1,086	1,127
Long term debt		-	-	
		4,767	14,814	16,085
Current liabilities				
Accounts payable and accrued liabilities		4,126	118	176

Current portion of long term debt		-	277	-
Short term loan	18	-	-	
Future taxation liability		31,411	-	-
		35,537	395	176
Total equity and liabilities		159,088	10,681	11,066
		-	-	

Summarised Group Income Statement	Notes	Unaudited 30 June 2006 R'000	Unaudited 30 June 2005 R'000	Audited 31 December 2005 R'000
Revenue		-	-	-
Cost of Sales			-	-
Gross loss		-	-	-
Sundry income		1	-	-
General and administrative expenditure		(4,238)	(694)	(955)
Share options expensed				
Exploration and pre-feasibility expenditure		(5,090)	(13)	-
Bankable feasibility				
Impairment of property, plant and equipment				
Write down of heap leach and other inventory items				
Other net income/(costs)				
Operating loss		(9,327)	(707)	(955)
Interest received		274	147	77
Interest paid		(111)	(261)	(143)
Impairment of goodwill				
Impairment of investments				
Loss on disposal of investments		-	(391)	(391)
Mark to market of derivative financial instrument				
Fair value adjustment of short-term investments				
Loss before income taxes		(9,164)	(1,212)	(1,412)
Taxation		(107)	-	-
Net loss		(9,271)	(1,212)	(1,412)
Accumulated deficit at the beginning of the period		(20,798)	(19,586)	
Accumulated deficit at the end of the period		(30,069)	(20,798)	
Loss per share (cents)		(2.41)	(0.36)	(0.42)
Headline loss per share (cents)		(2.41)	(0.36)	(0.42)
Diluted loss per share (cents)		(2.36)	(0.36)	(0.42)
Number of shares in issue		440,014,600	339,011,680	339,011,680
Weighted average number of shares in issue		380,818,233	339,011,680	339,011,680

Reconciliation of weighted average number of shares and diluted average number of shares				
Average number of shares		380,818,233	339,011,680	339,011,680
Adjusted for:				
Unexercised share options		6,950,000	-	-
Diluted average number of shares		387,768,233	339,011,680	339,011,680

Group Contingent Liabilities and Commitments		Unaudited 30 June	Unaudited 30 June	Audited 31 December
		2006	2005	2005
	Notes	R'000	R'000	R'000
Guarantees		913	550	550
Capital commitments		6,866	-	-
Operating lease commitments		4,073	-	-

Summarised Group Statement of Changes in Equity

		Unaudited Share capital and share premium	Unaudited Accumulated deficit	Unaudited Total
	Notes	R'000	R'000	R'000
Balance at 1 January 2004		16,270	(17,358)	(1,088)
Share issues		-	-	-
Net loss for the period		-	(2,228)	(2,228)
Balance at 1 July 2004		16,270	(19,586)	(3,316)
Share issues		-	-	-
Net loss for the period		-	(1,212)	(1,212)
Balance at 30 June 2005		16,270	(20,798)	(4,528)
Share issues		-	-	-
Net loss for the period		-	(667)	(667)
Balance 31 December 2005		16,270	(21,465)	(5,195)
Share issues		132,583	-	132,583
Net loss for the period		-	(8,604)	(8,604)
Balance at 30 June 2006		148,853	(30,069)	118,784

Summarised Group Cash Flow Statement		Unaudited 30 June	Unaudited 30 June	Audited 31 December
		2006	2005	2005
	Notes	R'000	R'000	R'000
Cash (utilised by)/generated from operating activities		(13,282)	(516)	991
Cash utilised by operations		(8,759)	(145)	(352)
Investment income		274	147	77
Utilised to increase / (decrease) working capital		(4,572)	(257)	1,409
Net cash utilised by operating activities		(13,057)	(255)	1,134
Finance costs		(111)	(261)	(143)
Taxation paid		(114)	-	-

Cash (expended on) / retained from investment activities	4,248	(436)	(43)
Additions to property, plant and equipment	(7,458)	-	-
Proceeds from sale of property, plant and equipment	-	-	-
Increase in investments	11,706	(436)	(43)
Cash flow from financing activities	39,873	377	(921)
Proceeds from issue of shares	36,111	-	-
Decrease in long-term liabilities	(277)	(1,464)	(921)
(Decrease) / increase in amounts (due to) / due from related parties	4,039	1,841	-
Movement in cash and cash equivalents	30,839	(575)	27
Cash and cash equivalents at beginning of period	209	784	192
Cash and cash equivalents at end of period	31,048	209	219

NOTES TO THE SUMMARISED FINANCIAL STATEMENTS FOR THE 12 MONTHS ENDED 30 JUNE 2006

1. BASIS OF PREPARATION

These summarised consolidated interim financial statements are unaudited and have not been reviewed by our auditors. These interim summarised consolidated financial statements of Aflease Gold Limited (previously Sub Nigel Gold Mining Company Ltd) and its subsidiaries are for the 12 months ended 30 June 2006. They have been prepared in accordance with IAS 34, Interim Financial Reporting, and are covered by International Financial Reporting Standard ("IFRS") 1, First-time Adoption of IFRS, because they are part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2006 (this will be an 18 month reporting period). The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. There were no areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the abridged consolidated interim financial statements.

1.1 MERGER WITH NEW KLEINFONTEIN MINING COMPANY LTD AND CREATION OF AFLEASE GOLD LTD

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 shares were issued as purchase consideration and in terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these abridged interim financial statements

differ from those previously published.

1.2 TRANSITION TO IFRS

Aflease Gold Ltd's and the NKMC Group's IFRS transition dates were 1 July 2004 and 1 January 2004 respectively. Opening IFRS balance sheets were prepared at those respective dates. There were no significant changes to the consolidated opening balance sheets at the IFRS transition dates. There was no impact on the previously reported Group results and Group cash flows for the 12 months ended 30 June 2005 nor on the reported Group financial position at 30 June 2005.

The reporting date of these abridged consolidated interim financial statements is 30 June 2006. The Group has applied the mandatory exceptions and certain of the optional excemptions from full retrospective application of IFRS.

Exemptions from full retrospective application of IFRS elected by the Group

The Group has elected to apply the following optional exemptions from full retrospective application.

- Business combinations exemption

The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

- Exemption from restatement of comparatives for IAS 32 and IAS 39.

The Group elected to apply this exemption.

Exceptions from full retrospective application followed by the Group

The Group has applied the following mandatory exceptions from retrospective application.

- Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not choose to apply the IAS 39 derecognition criteria to an earlier date.

- Estimates exception

Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

- Assets held for sale and discontinued operations exception

Management applies IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005. Aflease did not have any assets that met the held-for-sale criteria during the period presented. No adjustment was required.

- Changes in existing decommisioning, restoration ands similar liabilities included in the cost of property, plant and equipment

The Group has elected to apply this exemption.

COMMENTARY

FINANCIAL RESULTS

Reverse acquisition NKMC Group

In the current financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Resources Ltd.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	R'000
Property, plant and equipment	4,809
Undeveloped properties	108,313
Loan account	9,281
Receivables and prepayments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liability	(31,411)
Value of business combination	96,472
Fair value of NKMC Group	228,639

Cash taken over	11,820
Shares consideration	(325,111)
Net cash flow	11,820

Except for the cash taken over, this transaction has been excluded from the cash flow statement as it did not result in an exchange for cash.

Trinity share swap agreement and acquisition of Randgold shares

Aflease Gold has concluded a share exchange agreement (the "Share Swap Agreement") with Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited (collectively, "Trinity").

Under the Share Swap Agreement, subject to certain conditions, Aflease Gold will acquire from Trinity not less than 7 500 000 and not more than 13 000 000 ordinary shares of Randgold and Exploration Limited ("Randgold"), the exact number of such Randgold shares within such range (the "Trinity Swap Shares") to be determined by Aflease Gold at its discretion, in exchange for the issuance of a number of Aflease Gold ordinary shares (the "Aflease Gold Swap Shares"), equal to not less than 7 and not more than 10 times the number of Trinity Swap Shares (the "Share Swap Transaction").

Shareholders are referred to the cautionary announcement released on SENS on 30 May 2006.

Construction of Modder East Gold Mine

In May 2006 the Aflease Gold Board approved the commencement of the initial phase of the construction of the Modder East Gold Mine located near the Town of Springs on the East Rand. Activities under the 20 million Rand program approved by the Aflease Gold Board include site clearing and box cut excavation. The program also includes the selection and training of workers, the provision of basic services and surface infrastructure and the purchase of trackless development equipment for the decline.

Shareholders are referred to the cautionary announcement released on SENS on 18 May 2006.

Additional prospecting rights granted

The following three additional prospecting rights for properties in the East Rand were granted in terms of Section 17 of the Minerals and Petroleum Resources Development Act, Act 28 of 2002:

- The Holfontein prospecting right;
- The Turnbridge prospecting right;
- The Sub Nigel area 6 prospecting right.

In total all 4 prospecting rights secure Aflease Gold an area of 10 000 hectares in the East Rand to undertake prospecting activities over the next 5 years. In addition to the prospecting rights in South Africa, Aflease Gold also has an exclusive prospecting licence for 65 000 hectares in Namibia.

Shareholders are referred to the cautionary announcement released on SENS on 9 May 2006.

Signed on behalf of the Board:

NJ Froneman (Chief Executive Officer)

DJ Nortier (Chief Financial Officer)

Johannesburg

14 August 2006

Date: 14/08/2006 11:10:39 AM Produced by the JSE SENS Department

Release Date: 2006/08/16 02:00:00 PM

Aflease Gold - Results of feasibility study on its Modder East Project

Aflease Gold Limited
Share code: AFO
ISIN: ZAE000075867
News release
August 16, 2006
Aflease Gold Announces Results of Feasibility Study on its Modder East Project
Johannesburg, South Africa - Aflease Gold Limited ("Aflease Gold") today announced the results of the Modder East Gold Project ("Modder East") feasibility study conducted by Turgis Consulting (Pty) Ltd. ("Turgis") and independently audited by SRK Consulting South Africa (Pty) Ltd. ("SRK"). Modder East is located in the eastern section of the Witwatersrand gold basin approximately 30km east of Johannesburg, South Africa.
Highlights of the Modder East feasibility study include:

* The project is financially robust and technically viable
* The first phase of Modder East will target a Probable Reserve estimated at 1.07 million ounces of gold contained within 6.68 million tonnes of ore at an average head grade of 5.00g/t
* The first gold pour is scheduled for Q3 2009
* Production at steady state (2010 to 2015) is expected to average approximately 110,000 ounces of gold per annum
* Average cash operating cost is US$217 per ounce
* The first phase of the project has an operational life of 10 years
* As at June 1, 2006, the pre-finance, after-tax project cash flows yield an IRR of 31% and an NPV at a discount rate of 0% of ZAR1.026 million (US$156.9 million) and an NPV at a discount rate of 8% of ZAR484 million (US$74.0 million).
* Project payback from commencement of mine construction is estimated to be 4.5 years and is expected to be less than 2 years from start of on-reef development.

The Modder East project encompasses a shallow underground mine with a dedicated gold treatment facility with a production capacity of 70,000 tonnes per month. The mine is expected to deliver 6.68 million tonnes of ore to the plant over a 10 year period at an average mill head grade of 5.00g/t of gold, producing approximately 948,290 ounces of gold during this period. The mine plan has been developed by applying a one metre mining cut to all areas. Mining will take place between 300 metres and 530 metres below surface.
The feasibility study has used a base case gold price of US$629/oz and an exchange rate of US$1.00: ZAR6.585. The analysis has been completed in real terms, and the valuation date is June 1, 2006.
In light of the positive results of the feasibility study, the Aflease Gold board has approved the full implementation of the project.
Neal Froneman, CEO of Aflease Gold, commented: "The results of the feasibility study have confirmed the high margin nature of Modder East. The initial phase of construction is proceeding well and we are looking forward to bringing the mine into production. This is a significant commitment as it will be the first new gold mine in the East Rand in 28 years. We will also continue to delineate additional Kimberley Reef resources

in the project area for phase 2, with a view to either extending the life of the mine or increasing gold production."

Modder East Project Overview

The Modder East Project is located approximately 30 km east of Johannesburg in the Gauteng Province, South Africa. Aflease Gold will mine the Black Reef at a depth of 300 metres below surface and the UK9a Kimberley Reef at depths of between 300 metres and 530 metres below surface.

The company completed a pre-feasibility study in January 2004, which returned favorable results. Additional exploration was carried out in the project area in 2004 and 2005. The full feasibility study was completed on May 19, 2006 and revised in June/July 2006.

Mineral Resources and Reserves

Aflease Gold carried out an extensive exploration program in the project area. From this comprehensive sampling base, a Mineral Resource Estimate was prepared by Peter Camden-Smith of Camden Geoserve and Charles Muller of Global Geo Services (Pty) Ltd. Peter Camden-Smith has been involved in the Modder East Project since 2001 and Charles Muller has been involved in the project since 2003. All resources were subsequently audited by SRK. The estimates were based on a three dimensional block model with grades interpolated using geo-statistical methods.

Aflease Gold published a revised Mineral Resource for the Modder East project on February 13, 2006, declaring a gold resource of 2.01 million ounces of gold in the indicated category and 1.02 million ounces of gold in the inferred category. Table 1 below summarizes the previously released resource estimate by category as audited by SRK. The Mineral Resources were determined using a gold price of US$430/oz and an exchange rate of US$1.00: ZAR6.49.

Table 1 - SRK Audited Mineral Resource Estimate for Modder East (February 13, 2006)

			MINERAL RESOURCES	
	Tonnage (thousands)	Cut-off Grade (cmg/t)	Au Grade (g/tonne)	Contained Gold (koz)
Indicated				
Black Reef (BPLZ) + BF(1)	5,720	167	6.07	1,120
Channel Facies	15,200	379	1.32	650
Kimberley UK9a Reef	1,350	199	5.47	240
Total Measured & Indicated Resources	22,270		2.79	2,010
Inferred				
BPLZ + BF (1)	470	167	3.31	050
Kimberley UK9a Reef	2,500	199	5.00	400
Kimberley UK5a Reef	9,700	496	1.82	570
Total Inferred	12,670		2.50	1,020

(1) BPLZ - Buckshot Pyrite Leader Zone/BF-Blanket Facies

Notes:

1. The Mineral Resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code).
2. The Mineral Resources were estimated by Mr. Charles Muller of Global Geo Services (Pty) Ltd. and reported to a cut-off grade of 167 cmg/t (in the case of the BPLZ and Blanket Facies), 379 cmg/t (in the case of the Channel Facies, 199 cmg/t (in the case of the UK9a) and 496 cmg/t (in the case of the UK5). The Resource was audited by Dr Mike Harley of SRK.
3. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Indicated Resources detailed in Table 1 have been converted into a Probable Reserve, as shown in Table 2, through a process of mine planning, economic modeling and the application of appropriate modifying factors and is reported as delivered to the plant.

Table 2 - SRK Audited Mineral Reserve Estimate for Modder East (June 1, 2006)

	Tonnage (thousands)	Au Grade (g/t)	Contained Gold (koz)
PROBABLE MINERAL RESERVES			
Probable			
BPLZ Mining	5,150	5.28	890
Kimberley UK9a Reef	1,420	3.97	180
Total Reserves	6,680	5.00	1,070

Notes:

1. The Mineral Reserve was estimated by Andrew Pooley of Turgis and audited by HG (Wally) Waldeck of SRK.
2. Tonnes and grade are stated on the basis of delivery to the plant.
3. Mineral Reserves are included in Mineral Resources

Reconciliation of Reserve Estimates

In its News Release of February 13, 2006, Aflease Gold had presented Probable Mineral Reserves for the Modder East project of 10.1Mt at an average grade of 4.02g/t. The reduction in Mineral Reserves as presented in this News Release is based on a different mining philosophy which incorporates greater confidence in the geological block model, modifying factors used to convert Mineral Resources to Mineral Reserves, the level of accuracy of the feasibility study and engineering assumptions made. SRK is satisfied that this reduction in Mineral Reserves, given the changed mining philosophy and greater confidence associated with the feasibility study, is reasonable.

Mine Design

The reefs will be accessed by a decline from surface, developed into the footwall of both horizons and will be developed using trackless drilling, loading and hauling. Mine personnel will access the workings via a vertical ventilation shaft. The mining method will be traditional South African narrow reef breast mining with face cleaning using scraper winches. Thirty tonne haul trucks will be used to transport ore, loaded from stope chutes, to a central silo system. Dedicated fifty tonne haul trucks will transport the ore to surface.

The gold plant planned for Modder East is based on a standard carbon-in-leach gold recovery process. The plant is designed to treat 840,000 tonnes of ore per annum, yielding approximately 110,000 oz of gold annually at steady state. The planned metallurgical recoveries are 88% for the Black Reef (BPLZ facies) and 95% for the UK9a Reef.

Project Status

The Board of Aflease Gold decided to fast-track the project and the initial stage of construction began on May 18, 2006. A budget of ZAR20 million (US$3.04 million) was allocated to cover the following activities:

* Site clearing and portal excavation
* Selection of basic services and surface infrastructure
* Acquiring trackless equipment
* Selection and training of workers

The portal excavation and dam construction are well advanced and the areas for the offices, workshops, stores and waste dump have been prepared. The trackless equipment has been secured. The supply of water to the mine has been sourced from the local municipality. The development team and associated support team have been recruited and training is in progress.

The project is on schedule for the commencement of gold production in Q3 2009.

Operating Costs

The operating costs have been prepared using zero-based costing techniques (i.e. without factoring-in historical costs) assuming reasonable consumable consumption levels and are in January 1, 2006 money terms.

The average operating cost for the life of mine is ZAR202.98 per tonne of ore milled in real terms including rehabilitation costs and excluding envisaged royalties and tax, reflecting the low cost nature of this shallow mine. In line with the company's accounting policy all footwall development and associated infrastructure has been capitalized at an amount of

ZAR239.2 million. Conversion of the capitalized development costs into an operating cost increases the average life of mine cost to ZAR225.93 per tonne of ore milled, which is reasonable when compared to other narrow reef operations.

Capital Costs

Capital costs have been estimated at the appropriate level with the back up of budgetary quotes from major equipment suppliers. The capital estimate for the plant is based on the use of new equipment. The capital costs were estimated in South African Rand on January 1, 2006, and converted to US dollars at US$1.00=ZAR6.585. The project construction capital expenditure totals ZAR385.3 million. Working capital comprising of pre-production costs and footwall development is ZAR269.1 million. Contingencies catering for the construction capital expenditure as well as the working capital expenditure total ZAR55.7 million. In addition, the ongoing capital costs for the life of mine have been estimated at ZAR42.6 million. The data is shown in Tables 3 and 4 below:

Table 3: Modder East Project - capital expenditure estimates

Capital Item	Units	Project Capital	Ongoing Capital	Total Capital requirements
Surface engineering	(ZAR'000)	99,795	4,124	103,919
Capital Development	(ZAR'000)	229,719	9,492	239,211
Mining equipment	(ZAR'000)	58,325	2,410	60,735
Replacement equip	(ZAR'000)		18,066	18,066
Shaft sinking	(ZAR'000)	59,508	2,459	61,967
Underground engineering	(ZAR'000)	12,444	514	12,958
Process Plant	(ZAR'000)	126,711	5,236	131,947
Tailings dam	(ZAR'000)	16,888		16,888
Preproduction costs	(ZAR'000)	39,406		39,406
Environmental (Initial Sum)	(ZAR'000)	2,279		2,279
Design	(ZAR'000)	9,362		9,362
Contingencies	(ZAR'000)	55,714	347	56,061
Total Modder East	(ZAR'000)	710,152	42,647	752,799

Table 4: Modder East Project - estimated closure costs

Activities	Cost Provision (ZAR'000s as at 2006)
Operational costs per annum	
Proposed operational budget from 2009 (environmental)	390
Annual provision for SLP initiatives	658
Ongoing capital costs	
EMPR update, specialist studies and water use licence application	900
Closure liability	
Liability as determined by Study	12,842
SRK estimated additional liability (post closure monitoring)	1,950
Total estimated closure liability	14,792
Provision for closure at end of life of mine in Trust Fund	1,228
Outstanding provision to be funded over life of mine	13,564

Financial Evaluation

The project has been valued in real terms as at June 1, 2006. As at that date the pre-finance after-tax cash flows yield an IRR of 31%. At a real discount rate of 0% the project is estimated to yield an after-tax NPV of ZAR1.026 million and at a real discount rate of 8%, the project is estimated to yield an after-tax NPV of ZAR484 million. Project payback from commencement of mine construction is estimated to be 4.5 years and is expected to be less than 2 years from the start of on-reef development. Table 5 below summarizes the results of the feasibility study:

Table 5: Modder East Project - nominal cash flow model

Financial Year	Units	Totals	2006 (1)	2007	2008	2009

Project Year		/Averages	1	2	3	4
Tonnes Milled	(kt)	6,680	0	0	36	491
Head Grade	(g/t)	5.0	0.0	0.0	13.6	8.0
Metallurgical Recovery	(%)	88%	0%	0%	0%	87%
Recovered Gold	(koz)	948	0	0	0	123
Gold Price	(US$/oz)	721	629	642	654	667
Exchange Rate	(ZAR:US$)		6.59	6.84	7.11	7.39
Sales Revenue	(ZARm)	3,927.8	-	-	-	510.6
Sales Escalation	(ZARm)	1,993.0				97.5
Less Mineral Royalties	(ZARm)	(273.7)	-	-	-	(21.7)
Attributable Revenue	(ZARm)	5647.1				586.4
Total Working Costs	(ZARm)	(2,253.7)	-	-	(1.5)	(158.9)
Mining	(ZARm)	(918.0)	-	-	-	(61.7)
Processing	(ZARm)	(282.4)	-	-	-	(22.2)
Administration (1)	(ZARm)	(246.1)	-	-	(1.5)	(15.2)
Operating Cost Escalation	(ZARm)	(805.1)	-	-	-	(18.9)
Working Capital Changes	(ZARm)	(2.1)	-	-	-	(40.9)
Operating Profit	(ZARm)	3,393.4	-	-	(1.7)	427.6
Tax Deductible Allowances	(ZARm)	(894.7)	(68.5)	(147.7)	(280.6)	(115.3)
Tax Liability	(ZARm)	(808.9)	-	-	-	-
Capital Expenditure	(ZARm)	(894.7)	(68.5)	(147.7)	(280.6)	(115.3)
Project	(ZARm)	(710.2)	(68.5)	(139.4)	(249.8)	(95.1)
Ongoing	(ZARm)	(42.6)	-	-	-	(1.7)
Capital escalation	(ZAR/oz)	(141.9)	-	(8.4)	(30.9)	(18.5)
Final Net Free Cash - Nominal	(ZARm)	1,689.8	(68.5)	(147.7)	(282.3)	312.2
Final Net Free Cash- Real	(ZARm)	1,025.8	(68.5)	(139.4)	(251.3)	262.1
Cash Operating Costs- Real	(ZARm)	1,524	-	-	-	804

Financial Year	Units	Totals	2010	2011	2012	2013
Project Year		/Averages	5	6	7	8
Tonnes Milled	(kt)	6,680	767	845	834	832
Head Grade	(g/t)	5.0	4.8	3.3	4.9	5.6
Metallurgical Recovery	(%)	88%	87%	88%	88%	89%
Recovered Gold	(koz)	948	102	78	112	133
Gold Price	(US$/oz)	721	681	694	708	723
Exchange Rate	(ZAR:US$)		7.68	7.98	8.29	8.62
Sales Revenue	(ZARm)	3,927.8	424.5	324.7	465.9	551.0
Sales Escalation	(ZARm)	1,993.0	111.4	109.8	195.0	277.5
Less Mineral Royalties	(ZARm)	(273.7)	(20.3)	(17.4)	(28.1)	(37.4)
Attributable Revenue	(ZARm)	5647.1	515.7	417.1	632.8	791.2
Total Working Costs	(ZARm)	(2,253.7)	(186.2)	(210.0)	(248.5)	(256.0)
Mining	(ZARm)	(918.0)	(97.2)	(107.3)	(105.9)	(106.0)
Processing	(ZARm)	(282.4)	(31.2)	(33.3)	(31.8)	(32.6)
Administration (1)	(ZARm)	(246.1)	(26.0)	(23.4)	(25.7)	(23.4)
Operating Cost Escalation	(ZARm)	(805.1)	(40.5)	(55.5)	(68.4)	(81.6)
Working Capital Changes	(ZARm)	(2.1)	8.7	9.6	(16.8)	(12.4)
Operating Profit	(ZARm)	3,393.4	329.4	207.1	384.3	535.1

Tax Deductible Allowances	(ZARm)	(894.7)	(78.6)	(39.2)	(53.3)	(47.2)
Tax Liability	(ZARm)	(808.9)	-	(54.1)	(110.2)	(165.2)
Capital Expenditure	(ZARm)	(894.7)	(78.6)	(39.2)	(53.3)	(47.2)
Project	(ZARm)	(710.2)	(59.6)	(26.4)	(26.2)	(28.5)
Ongoing	(ZARm)	(42.6)	(2.7)	(2.9)	(11.4)	(2.9)
Capital escalation	(ZAR/oz)	(141.9)	(16.3)	(9.9)	(15.7)	(15.8)
Final Net Free Cash - Nominal	(ZARm)	1,689.8	250.8	113.8	220.7	322.7
Final Net Free Cash - Real	(ZARm)	1,025.8	198.7	85.0	155.6	214.6
Cash Operating Costs - Real	(ZARm)	1,524	1,506	2,093	1,452	1,218

Financial Year	Units	Totals /Averages	2014	2015	2016	2017
Project Year			9	10	11	12
Tonnes Milled	(kt)	6,680	794	840	658	431
Head Grade	(g/t)	5.0	6.0	4.5	3.7	4.1
Metallurgical Recovery	(%)	88%	88%	88%	88%	91%
Recovered Gold	(koz)	948	138	107	69	52
Gold Price	(US$/oz)	721	737	752	767	782
Exchange Rate	(ZAR:US$)		8.96	9.31	9.67	10.05
Sales Revenue	(ZARm)	3,927.8	570.9	444.0	284.0	214.5
Sales Escalation	(ZARm)	1,993.0	339.0	306.1	224.6	192.7
Less Mineral Royalties	(ZARm)	(273.7)	(43.5)	(38.0)	(27.3)	(23.2)
Attributable Revenue	(ZARm)	5647.1	866.3	712.1	481.2	384.0
Total Working Costs	(ZARm)	(2,253.7)	(262.0)	(263.4)	(266.8)	(241.7)
Mining	(ZARm)	(918.0)	(105.9)	(107.1)	(105.2)	(83.2)
Processing	(ZARm)	(282.4)	(32.5)	(32.7)	(32.4)	(25.0)
Administration (1)	(ZARm)	(246.1)	(22.7)	(24.4)	(22.3)	(22.2)
Operating Cost Escalation	(ZARm)	(805.1)	(95.6)	(113.2)	(126.5)	(117.1)
Working Capital Changes	(ZARm)	(2.1)	(5.4)	14.0	19.5	5.7
Operating Profit	(ZARm)	3,393.4	604.3	448.7	214.4	142.3
Tax Deductible Allowances	(ZARm)	(894.7)	(30.1)	(10.5)	(10.9)	(10.4)
Tax Liability	(ZARm)	(808.9)	(195.6)	(148.3)	(65.9)	(41.3)
Capital Expenditure	(ZARm)	(894.7)	(30.1)	(10.5)	(10.9)	(10.4)
Project	(ZARm)	(710.2)	(6.1)	(3.2)	(3.2)	(3.2)
Ongoing	(ZARm)	(42.6)	(12.8)	(3.0)	(2.9)	(2.3)
Capital escalation	(ZAR/oz)	(141.9)	(11.2)	(4.3)	(4.8)	(4.9)
Final Net Free Cash - Nominal	(ZARm)	1,689.8	378.6	289.9	137.6	90.6
Final Net Free Cash - Real	(ZARm)	1,025.8	237.5	171.6	76.9	47.7
Cash Operating Costs - Real	(ZARm)	1,524	1,168	1,532	2,332	2,516

The numbers in the above table have been rounded, and any resulting discrepancies should not be regarded as material.

1 Includes a provision for separation benefits during the LoM of R83million, which should be excluded from the calculation of

unit operating cost.

Sensitivity Analysis

The following tables show the NPV of the real cash flows as derived from the financial model for the project. The tables illustrate that the project is neither capital nor operating cost sensitive. In summary they include the following:

* The variation in NPV with discount factors (Table 6)
* The variation in NPV based on single parameter sensitivities (Table 7). The sensitivity of the project to changes in gold price or head grade can be seen in the variation of revenue. The sensitivity to variations in operating cost and capital expenditure is also presented
* The variation in NPV based on twin (revenue and operating expenditure) sensitivities (Table 8)
* The variation in NPV based on twin (gold price and exchange rate) sensitivities (Table 9).

Table 6: Modder East Project - variation of Real NPV with discount factors

Discount Factor	NPV (ZARm)			
	Valuation Basis	Alternative Scenarios		
(%)	US$629/oz Au ZAR6.585 =US$1.00	US$500/oz Au ZAR7.00 =US$1.00	US$629/oz Au ZAR7.00 =US$1.00	US$758/oz Au ZAR7.00 =US$1.00
0%	1,025.8	637.8	1,182.0	1,711.3
2%	851.4	514.6	986.5	1,443.9
4%	706.4	412.5	823.9	1,221.3
6%	585.4	327.6	688.1	1,035.3
8%	483.9	256.6	574.2	878.9
10%	398.5	197.2	478.2	746.9
12%	326.4	147.2	397.0	635.1

Table 7: Modder East Project - Real NPV, single parameter sensitivity

Sensitivity Range - Revenue	-30%	-20%	-10%	0%
Sensitivity Range - Working Costs	-15%	-10%	-5%	0%
Sensitivity Range - Capital	-15%	-10%	-5%	0%
Currency	ZARm)	ZARm)	ZARm)	ZARm)
Variation in NPV at 0% DCF				
Revenue	237.2	504.5	766.3	1,025.8
Total Working Costs	1,336.2	1,233.8	1,131.4	1,025.8
Capital	1,170.9	1,123.6	1,076.3	1,025.8
Variation in NPV at 8% DCF				
Revenue	19.6	178.4	332.7	483.9
Total Working Costs	655.9	599.3	542.7	483.9
Capital	606.8	566.5	526.3	483.9
Sensitivity Range - Revenue	10%	20%	30%	
Sensitivity Range - Working Costs	5%	10%	15%	
Sensitivity Range - Capital	5%	10%	15%	
Currency	ZARm)	ZARm)	(ZARm)	
Variation in NPV at 0% DCF				
Revenue	1,282.9	1,536.8	1,790.8	
Total Working Costs	918.4	815.4	709.3	
Capital	972.9	924.5	869.5	
Variation in NPV at 8% DCF				
Revenue	632.1	778.2	924.2	
Total Working Costs	423.5	366.0	306.5	
Capital	439.0	397.0	350.4	

Table 8: Modder East Project - Real NPV sensitivity, varying twin parameter at 8% discount

NPV (ZARm)	Revenue Sensitivity			
	-30%	-20%	-10%	0%
-15%	111.2	266.6	418.9	571.0

	-10%	81.0	237.2	390.2	542.7
	-5%	50.7	207.8	361.4	514.4
TWC Sensitivity	0%	19.6	178.4	332.7	483.9
	5%	(12.5)	149.0	300.6	452.3
	10%	(49.0)	115.3	271.0	423.5
	15%	(83.4)	83.9	241.6	394.8

NPV (ZARm)		Revenue Sensitivity		
		10%	20%	30%
	-15%	717.0	863.1	1,009.1
	-10%	688.7	834.8	980.8
	-5%	660.4	806.5	952.5
TWC Sensitivity	0%	632.1	778.2	924.2
	5%	603.8	749.8	895.9
	10%	575.5	721.5	867.6
	15%	547.2	693.2	839.3

Table 9: Modder East - Real NPV sensitivity, varying twin parameter at 8% discount

NPV (ZARm)			Gold Price Sensitivity				
			503	535	566	598	629
			-20.0%	-15.0%	-10.0%	-5.0%	0.0%
	5.597	-15.0%	9.8	73.9	140.0	202.2	263.9
Exchange Rate Sensitivity							
	5.927	-10.0%	70.2	140.0	205.9	271.1	339.0
	6.256	-5.0%	131.1	202.2	271.1	342.6	410.0
	6.585	0.0%	191.4	263.9	339.0	410.0	483.9
	6.914	5.0%	249.4	328.4	402.9	479.9	556.0
	7.244	10.0%	308.3	388.7	467.8	549.0	625.9
	7.573	15.0%	367.4	449.1	535.0	615.4	695.8

NPV (ZARm)			Gold Price Sensitivity			
			660	692	723	755
			5.0%	10.0%	15.0%	20.0%
	5.597	-15.0%	328.4	388.7	449.1	514.1
Exchange Rate Sensitivity						
	5.927	-10.0%	402.9	467.8	535.0	597.9
	6.256	-5.0%	479.9	549.0	615.4	681.8
	6.585	0.0%	556.0	625.9	695.8	765.6
	6.914	5.0%	629.4	702.8	776.1	849.5
	7.244	10.0%	702.8	779.6	856.5	933.4
	7.573	15.0%	776.1	856.5	936.9	1,017.2

Inferred Resources in LoM Plan

It is common in the normal practice of mining that certain blocks of ground classified as Inferred Resources may be mined along with reserve blocks to maintain continuity in mining and mining layouts. In the life of mine plan developed in the Feasibility Study, some 0.46 million tonnes of Inferred Resources were included in the mine plan. The effect of this is to increase the NPV at a real discount rate of 8% to ZAR539 million, an increase of ZAR55 million.

Mining Rights

Aflease Gold is in possession of a used old order mining right (mining licence ML15/2004), which is valid until April 29, 2009.

Aflease Gold is compiling an application for the conversion of its old order mining right to a new order mining right in terms of the Minerals and Petroleum Resources Development Act No 28 of 2002 ("MPRDA") and expects to submit that application before the end of 2006. It is expected that the new order mining right will be granted within the available time period.

A temporary water use licence has been approved for the development of the portal. An application for the required permanent water use licence will be submitted before the temporary water use licence expires.

The surface rights for the project have been secured and accommodate the Modder East project as contemplated in the feasibility study.

Qualified Person

HG (Wally) Waldeck, a Partner with SRK, is the Qualified Person for

the purposes of NI 43-101 and has audited all information relating to the feasibility study and has reviewed the contents of this news release.

About Aflease Gold

Aflease Gold Limited was formed on January 23, 2006 through the reverse takeover of Sub Nigel Gold Mining Company Ltd. by New Kleinfontein Mining Company Ltd., a wholly owned subsidiary of Aflease Gold and Uranium Resources Ltd. The company is listed on the JSE Ltd and is owned as to approximately 75% by sxr Uranium One Inc.

For further information please contact:

Neal Froneman	Robert van Niekerk
Chief Executive Officer	COO
+27 11 482 3605	+27 11 482 3605

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, among others, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Investors are advised to refer to competent persons reports on the Corporation's material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein. This presentation uses the terms "indicated"and "inferred"resources as defined in accordance with the SAMREC Code. United States investors are advised that while these terms are recognized and required by South African regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein has been reviewed by Mr. H.G. (Wally) Waldeck (PrEng

(ECSA), FSAIMM, AMAMMSA, BSc(Eng), MBA), Partner and Principal
Mining Engineer with SRK
Date: 16/08/2006 02:00:20 PM Produced by the JSE SENS Department

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Release Date: 2006/08/16 04:00:00 PM

Aflease Gold - Financial Effects and Withdrawal of Cautionary Announcement

AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")

FINANCIAL EFFECTS OF SHARE SWAP TRANSACTION BETWEEN AFLEASE GOLD, TRINITY ASSET MANAGEMENT (PROPRIETARY) LIMITED ("TRINITY") AND TRINITY HOLDINGS (PROPRIETARY) LIMITED ("HOLDINGS") AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1. Introduction

Shareholders are referred to the announcement released on SENS on 23 June 2006 wherein shareholders were advised that Aflease Gold had concluded an agreement with Trinity and Holdings (the "Share Swap agreement"), in terms of which Aflease Gold would acquire no less than 7 500 000 and no more than 13 000 000 Randgold and Exploration Limited ("Randgold") shares owned and controlled by Trinity and/or Holdings ("Trinity Swap Shares") in exchange for a number of Aflease Gold shares equal to not less than 7 and not more than 10 times the number of Trinity Swap Shares ("Share Swap Transaction").

2. Financial effects

The unaudited pro forma financial effects of the Share Swap Transaction on Aflease Gold are set out below. These pro forma financial effects, which are the responsibility of the directors of Aflease Gold, are given for illustrative purposes only and because of their pro forma nature may not give a fair reflection of Aflease's Gold financial results and position after the Share Swap Transaction.

	Before the Share Swap Transaction cents (1)	After the Share Swap Transaction cents (2)	Change %
Earnings and headline earnings per share	(2.43)	(1.81)	25.5
NAV and TNAV per share	27	76	181.5
Weighted average number of shares in issue (`000)	380 818	510 818	
Number of shares in issue (`000)	440 015	570 015	

Notes:

1. Based on the unaudited results of Aflease Gold for the 12 months ended 30 June 2006.
2. For purposes of calculating the EPS and HEPS in the "after" column it was assumed that the Share Swap Transaction was effected on 1 July 2005.
3. For purposes of calculating the NAV and TNAV it was assumed that the Share Swap Transaction was effected on 30 June 2006.
4. For purposes of calculating the unaudited pro forma financial effects, the maximum number of Aflease Gold shares to be issued in terms of the Share Swap agreement of 130 000 000 (10 times the maximum number of Trinity Swap Shares) was assumed.
5. The purchase price for the investment in Randgold was based on the Aflease Gold share price of R2.40 on 30 June 2006 and 130 000 000 shares. The actual carrying value will be determined on the effective date of the Share Swap Transaction and will be

subjected to an annual test for impairment.

6. Due to the fact that Aflease Gold's effective shareholding in Randgold is less than 20% and there are no other factors initiating significant influence, the investment in Randgold will be accounted for under the principles of investment accounting.

3. Circular to Aflease Gold shareholders

Subject to the approval by the JSE, a circular containing full details of the Share Swap Transaction will be posted to Aflease Gold shareholders in due course.

4. Withdrawal of cautionary announcement

Shareholders are advised that the full terms of the Share Swap Transaction have now been released and therefore they no longer need to exercise caution when dealing in Aflease Gold's shares.

Johannesburg
16 August 2006

Sponsor	Attorneys	Reporting accountants
Nedbank Capital	Deneys Reitz	PricewaterhouseCoopers

Date: 16/08/2006 04:00:04 PM Produced by the JSE SENS Department

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Release Date: 2006/08/23 07:00:00 AM

Aflease Gold Limited - BEE transactions by Aflease Gold

AFO

Aflease Gold Limited - BEE transactions by Aflease Gold
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")

BEE TRANSACTIONS BY AFLEASE GOLD

1. Introduction

Aflease Gold shareholders are advised that the Company has entered into two agreements, dated 12 April 2006 and 16 August 2006 with Micawber 400 (Proprietary) Limited ("Micawber 400") and Micawber 472 (Proprietary) Limited ("Micawber 472"), respectively ("the Agreements"). Both Micawber 400 and Micawber 472 are 100% owned by historically disadvantaged South Africans ("HDSA"s") (hereinafter collectively referred to as "the Purchasers").

Aflease Gold has, in terms of the Agreements, sold with effect from the fulfilment of all suspensive conditions ("the Effective Date") to each of the Purchasers respectively, an undivided 26% share of the Company"s right, title and interest in and to the business consisting of the following assets and liabilities:-

- the exploration and mining activities in respect of the Company"s Modder East and Spaarwater mining area (in the case of Micawber 400) and the Ventersburg mining areas (in the case of Micawber 472) and including the Company"s entire gold prospecting and planned mining activities in those areas;
- the associated prospecting areas including, inter alia, New Kleinfontein / Turnbridge, Holfontein and other Sub Nigel areas, in respect of which Aflease Gold has applied for prospecting rights under section 16 of the Mineral and Petroleum Resources Development Act, 28 of 2002 ("MPRD Act");
- the rehabilitation obligations relating to the above mentioned mining and prospecting activities;
  (collectively the "Sale Assets"); and
- the aggregate of the liabilities at the Effective Date in respect of the abovementioned Sale Assets (the "Sale Liabilities").

The undivided 26% shares of the Sale Assets and the Sale Liabilities purchased by each of the Purchasers at the Effective Date are collectively referred to as the "Micawber 2 Share", to distinguish it from a similar sale and purchase entered into with Micawber 397 (Proprietary) Limited by the Company"s affiliate Uraniumone Africa Limited (formerly Aflease Gold and Uranium Resources Limited).

In addition to the Agreements, Aflease Gold has also entered into the other contracts with the Purchasers, referred to in paragraph 3 below ("the Other Contracts"). The Agreements and the Other Contracts are collectively referred to as the "Transactions".

2. Rationale for the Transactions

The purpose of the Transactions is to provide Aflease Gold with Black Economic Empowerment ("BEE") partners in compliance with the requirements of the Broad-Based BEE Act, 2003, the Codes of Good Practice published in terms thereof and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed in terms of Section 100 of the MPRD Act.

The shareholder profile of each of the Purchasers will enable Aflease Gold to achieve its required BEE status as set out above, which

shareholder profile will be as follows:
In the case of Micawber 400:

The Aflease Gold Community Trust	30%
The Aflease Gold Employee Trust	30%
Africa Vanguard Resources (Proprietary) Limited, a wholly HDSA owned entity	20%
Zakothu Gold Mines (Proprietary) Limited	5%
Emseni Investments (Proprietary) Limited	5%
Bunengi Holdings (Proprietary) Limited	5%
Nkumane Mining (Proprietary) Limited	5%

In the case of Micawber 472:

A local community trust, to be established	30%
The Aflease Gold Employee Trust	30%
Africa Vanguard Resources (Proprietary) Limited, a wholly HDSA owned entity	20%
Zakothu Gold Mines (Proprietary) Limited	5%
Bunengi Holdings (Proprietary) Limited	5%
South African Women in Mining association	5%
Emseni Investments (Proprietary) Limited	5%

3. Details and terms of the Transactions

3.1 The Other Contracts

3.1.1 Aflease Gold and each of the Purchasers have entered into an unincorporated joint venture ("JV") agreement ("JV Agreement") in terms of which the following will be contributed to each JV:

- by each of the Purchasers: its portion of the Micawber 2 Share; and
- by Aflease Gold: an undivided 74% share of each Business.

In consideration of the contributions of Aflease Gold and the Purchasers to a JV, their participation in such JV will be 74% and 26%, respectively ("Participation Interests").

3.1.2 Each JV will enter into a Management and Skills Transfer Agreement with Aflease Gold in terms of which Aflease Gold will undertake the management of the business of the JV, market and distribute the product produced by the JV as well as assist in the transfer of skills to HDSA"s. The management committee of each JV, which will comprise members from the Purchasers and Aflease Gold, will oversee the management of the affairs and operations of the JVs.

3.2 Funding

The parties to a JV will contribute to the funding of the JV in proportion to their Participation Interests. Until a Purchaser has paid Aflease Gold for its Micawber 2 Share, Aflease Gold shall lend to the Purchasers its proportionate share of the funding of the JV ("Micawber 2 Loan"). Aflease Gold will be entitled to the payment of interest by the Purchasers on the Micawber 2 Loan at the same rate and payment terms obtainable by Aflease Gold in the international lending market. The Micawber 2 Loan plus accrued interest will be repayable by the Purchasers from the profits to which the Purchasers are entitled out of the JV.

Aflease Gold will make available to the JV whatever equipment and other resources which the JV may require for the purpose of the proper management and conduct of its business and operations and which do not form part of the Sale Assets.

3.3 Purchase Price

The purchase price for the Micawber 2 Share in respect of each of the Purchasers will be as follows:

3.3.1 In the case of Micawber 400 it will be equal to the lower of:

3.3.1.1 26% of the Net Present Value ("NPV") of the Sale Assets and the Sale Liabilities at the time of the Purchaser giving notice in writing to Aflease Gold ("the Election") described in paragraphs 3.4.2 and 3.4.3 below; or

3.3.1.2 the 30 day weighted average traded price of the shares in Aflease Gold, calculated for the 30 business days prior to the date of the Election,

amended for the Aflease Gold assets which do not form part of the Sale Assets, and

3.3.2 In the case of Micawber 472 it is equal to 26% of R21.2 million, i.e. R5,512,000.00

(collectively the "Purchase Price")

3.4 Payment of the Purchase Price

3.4.1 The Purchase Price for the Micawber 2 Share will be debited as a loan account in the records of Aflease Gold and will be paid as set out in 3.4.2 and 3.4.3 below.

3.4.2 Each Purchaser shall be obliged to give notice in writing to Aflease Gold within 3 years of receipt the first dividend distribution by the JV that it wishes to pay for at least a 5/26 tranche of the Purchase Price.

3.4.3 After payment of the first 5/26 tranche referred to in paragraph 3.4.2 above, a Purchaser will be obliged to pay for at least 5/26 of the Purchase Price during each subsequent 3 year period, until the Purchase Price has been paid in full.

3.4.4 Payments made by the Purchasers for the Purchase Price will be credited to the respective loan accounts referred to in 3.4.1 above.

3.5 Suspensive Conditions

The Transactions are subject to, inter alia, the fulfilment of the following suspensive conditions:

3.5.1 The grant by the Minister of Minerals and Energy ("Minister"), of New Order Rights under the MPRD Act.

3.5.2 The grant by the Minister of consent in terms of Section 11 of the MPRD Act in respect of:

3.5.2.1 the transfer of an undivided 26% share of the New Order Rights to the Purchasers in terms of the Agreement;

3.5.2.2 the Purchaser"s shareholders and Aflease Gold entering into a shareholders agreement; and

3.5.2.3 the contribution by Aflease Gold and the Purchasers of their respective undivided shares of the New Order Rights to the JV.

3.5.3 The obtaining of all regulatory approvals required to conclude and implement the Agreements, including but not limited to, approvals in terms of the Competition Act 1998 and the JSE Limited.

Should all of the suspensive conditions precedent not have been fulfilled or waived by the Effective Date or such date as Aflease Gold and the Purchasers may agree to in writing, the Agreements shall lapse and be of no further force or effect and neither Aflease Gold nor the Purchasers shall have any rights or obligations hereunder.

4. Financial effects

Accounting for the Transactions

Immediately following the Effective Date of the Transactions, there will be no financial effect from an accounting perspective. The Transactions will only be accounted for following the election by the Purchasers to pay for at least the first 20% tranche of the Purchase Price and then only to the extent of the instalment paid at such date and thereafter to the extent of each further Election at the dates of such further Elections.

Following the application of IFRIC 8 Scope of IFRS 2, which will become effective for Aflease Gold for its financial period commencing 1 January 2007, the Company will immediately recognise the Transactions in terms of IFRS 2 Share Based Payments with retrospective effect.

Pro forma financial effects

The unaudited pro forma financial effects of the Transactions, on the assumption that the Purchase Price is settled in full, are based on the published unaudited interim financial results of Aflease Gold for the twelve months ended 30 June 2006 and are set out below. These pro forma financial effects, the correctness of which are the responsibility of the directors of Aflease Gold, are given for illustrative purposes only and because of their pro forma nature may not give a fair reflection of Aflease Gold"s financial results and position after the Transactions.

	Before the Transactions (1)	After the Transactions (2)	Percentage change
Earnings (cents per Aflease Gold ordinary share) (3)	(2.41)	49.98	n/m
Headline earnings (cents per Aflease Gold ordinary share) (3)	(2.41)	1.65	n/m
NAV and NTAV (cents per Aflease Gold ordinary share) (4)	27.00	44.98	66.6%
Weighted average shares in issue (`000)	380 818		
Number of shares (`000)	440 015		

Notes:

1. Based on the published unaudited interim financial results of Aflease Gold for the twelve months ended 30 June 2006.
2. Reflects the effect of the Transactions assuming the Purchase Price was settled in full.
3. Earnings and headline earnings effects are based on the following assumptions:
   i) The Transactions were effective and the Purchase Price was settled in full on 1 July 2005;
   ii) The Purchase Price is based on the weighted average market price of Aflease Gold ordinary shares, which is assumed to include R21.2 million in respect of the Ventersburg business. The final purchase price for Micawber 400 shall be determined based on the lower of 26% of the net present value of the Business consisting of the Sale Assets and the Sale Liabilities (specific to Micawber 400) and the 30 day weighted moving average of the Aflease Gold share price, amended for the Aflease Gold assets which do not form part of the Business, at the time of the Election;
   iii) Taxation on the profit on disposal has been determined at the maximum rate applicable. The actual taxation payable on the Transactions will be determined according to the Gold Formula on the date of the Election; and
   iv) The Purchase Price was invested at an average rate of 5.5% per annum.
4. Net asset and tangible net asset value per Aflease Gold ordinary share effects are based on the following assumptions:
   i) The Transactions were effective and the Purchase Price was settled in full on 30 June 2006; and
   ii) The Purchase Price is based on the weighted average market price of Aflease Gold ordinary shares, which is assumed to include R21.2 million in respect of the Ventersburg business. The final purchase price for Micawber 400 shall be determined based on the lower of 26% of the net present value of the Business consisting of the Sale Assets and the Sale Liabilities (specific to Micawber 400) and the 30 day weighted moving average of the Aflease Gold share price, amended for the Aflease Gold assets which do not form part of the Business, at the time of the Election.

5. Related Parties

As certain of the shareholders of the Purchasers, including Sandile Zungu, (the non-executive chairman of Aflease Gold), Savannah Maziya and Sandile Swana (both non-executive directors of Aflease Gold) are directors of Aflease Gold, the Transactions are regarded as "related party transactions" in terms of the JSE Limited"s Listings Requirements.

Aflease Gold will therefore appoint an independent professional expert to review the terms and conditions of the Transactions to ensure that they are fair and reasonable to Aflease Gold shareholders. The independent opinion will be contained in the circular to be sent to shareholders as mentioned in paragraph 6 below.

6. Circular to Aflease Gold shareholders

A circular containing full details of the Transactions will be posted to Aflease Gold shareholders in due course.

Johannesburg
22 August 2006

```
Investment bank and sponsor    Reporting accountants        Attorneys
Nedbank Capital                PricewaterhouseCoopers Inc.  Deneys Reitz
Date: 23/08/2006 07:00:08 AM Produced by the JSE SENS Department
```

82-1798

Christine

From: John Fraser [john@uranium1.com]

Sent: 23 August 2006 01:01 PM

To: Bruce Jones; carol@uranium1.com; 'Chris Sattler'; 'colin'; Greg Cochran; Jean Nortier; Jennifer Smith; John Sibley; Leigh Curyer; Neal Froneman; Robert van Niekerk; Ronnie Lousteau; Sharon Pak

Cc: adrian reynolds; albert avis; 'alexandra'; Arthur Kearney; Boats Boets; Christine Bannerman; Dirk; Eghard Voight ; Herculus Jacobs; John Barnes; Jost Barenberg; Mike Halliday; Mike Nell; Mike Potgieter; Norman Schwab; pieter@uranium1.com; Rubin Slabbert; Thys Heyns; 'warwick bullen'

Subject: FYI: Mining Weekly on AG BEE

News Today

Aflease in BEE transaction to meet SA legal requirements

South African exploration-company Aflease Gold has sold 26% of its Modder East, Spaarwater and Ventersburg mining areas to black-owned companies, it announced on Wednesday.

Micawber 400 and Micawber 472, 100%-owned by historically disadvantaged South Africans, also acquired a share in Aflease Gold's New Kleinfontein/Turnbridge, Holfontein and other Sub Nigel areas for which the company has applied for prospecting rights.

Aflease Gold said in a statement to the JSE that the purpose of the transaction was to provide it with black economic-empowerment (BEE) partners, which would assist it in meeting South Africa's legal requirements.

South African legislation requires that mining companies have equity participation by a BEE company of at least 15% by mid-2009.

"The shareholder profile of each of the purchasers will enable Aflease Gold to achieve its required BEE status," the company said.

The Aflease Gold Community Trust and the Aflease Gold Employee Trust both hold a 30% stake in Micawber 400, while Africa Vanguard holds a 20% stake and Zakothu Gold Mines, Emseni Investments, Bunegi Holdings and Nkumane Mining have a combined 20% stake.

In Micawber 472, the local community trust holds 30%, Africa Vanguard 20% and Zakothu Gold Mines, Bunegi Holdings, South African Women in Mining Association and Emseni Investments hold a combined 20% stake.

Author: Mariaan Olivier

John Fraser
Corporate Communications Manager
sxr Uranium One
Aflease Gold
+ 27 11 482 3605 (Office)
+ 27 82 331 7330 (Cell)

Christine 82-1798

From: John Fraser [john@uranium1.com]

Sent: 23 August 2006 12:59 PM

To: Bruce Jones; carol@uranium1.com; 'Chris Sattler'; 'colin'; Greg Cochran; Jean Nortier; Jennifer Smith; John Sibley; Leigh Curyer; Neal Froneman; Robert van Niekerk; Ronnie Lousteau; Sharon Pak

Cc: adrian reynolds; albert avis; 'alexandra'; Arthur Kearney; Boats Boets; Christine Bannerman; Dirk; Eghard Voight ; Herculus Jacobs; John Barnes; Jost Barenberg; Mike Halliday; Mike Nell; Mike Potgieter; Norman Schwab; pieter@uranium1.com; Rubin Slabbert; Thys Heyns; 'warwick bullen'

Subject: FYI: AG coverage from Fin 24

lease in BEE deal

23/08/2006 10:57

Johannesburg - Aflease Gold (AFO) said on Wednesday it has entered into agreements to sell 26% of certain of its assets to two entities owned by historically disadvantaged South Africans (HDSAs).

The entities - referred to as Micawber 400 and Micawber 472 - will receive an undivided 26% share of the company's right, title and interest in the exploration and mining activities in respect of the Modder East and Spaarwater mining areas (in the case of Micawber 400) and the Ventersburg mining areas (in the case of Micawber 472).

They will also receive 26% of the company's right, title and interest in the exploration and mining activities in the New Kleinfontein/Turnbridge, Holfontein and other Sub Nigel areas for which Aflease Gold has applied for prospecting rights.

Aflease said the purpose of the transactions was to provide the company with black economic empowerment (BEE) partners in compliance with the requirements of the Broad-Based BEE Act and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

John Fraser
Corporate Communications Manager
sxr Uranium One
Aflease Gold
+ 27 11 482 3605 (Office)
+ 27 82 331 7330 (Cell)

Christine

From: John Fraser [john@uranium1.com]

Sent: 23 August 2006 10:40 AM

To: Bruce Jones; carol@uranium1.com; 'Chris Sattler'; 'colin'; Greg Cochran; Jean Nortier; Jennifer Smith; John Sibley; Leigh Curyer; Neal Froneman; Robert van Niekerk; Ronnie Lousteau; Sharon Pak

Cc: adrian reynolds; albert avis; 'alexandra'; Arthur Kearney; Boats Boets; Christine Bannerman; Dirk; Eghard Voight ; Herculus Jacobs; John Barnes; Jost Barenberg; Mike Halliday; Mike Nell; Mike Potgieter; Norman Schwab; pieter@uranium1.com; Rubin Slabbert; Thys Heyns; 'warwick bullen'

Subject: FYI: Bloomberg on Aflease Gold

Aflease sells assets to black investors

August 23, 2006

By Godfrey Mutizwa

Johannesburg - South African gold explorer, Aflease Gold, said it sold 26 percent of its assets in Modder East, Spaarwater and Ventersburg to black investors, in line with government requirements.

Black-owned Micawber 400 and Micawber 472 acquired the interests with effect from April 12 and August 16, Aflease said on Wednesday in a statement to the Johannesburg Stock Exchange.

Micawber 400 will pay 26 percent of the net present value of the assets it is buying. Aflease did not disclose the net present value of the assets. Micawber 472 will pay R5.5 million. - Bloomberg

John Fraser
Corporate Communications Manager
sxr Uranium One
Aflease Gold
+ 27 11 482 3605 (Office)
+ 27 82 331 7330 (Cell)